FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 4, 2008

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for August 4, 2008 and incorporated by reference herein is the Registrant’s immediate report dated August 4, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: August 4, 2008

BluePhoenix Solutions Reports Financial Results for Q2 2008

Second Quarter Revenue Increases 20.1% to $23.0 Million

Non-GAAP Net Income $2.9 Million, or $0.14 EPS vs. $2.9 million or $0.16 EPS

HERZLIYA, Israel – August 4, 2008 – BluePhoenix Solutions (NASDAQ: BPHX – News), the leader in value-driven legacy modernization, today announced financial results for the second quarter ending June 30, 2008. For the quarter, the Company reported revenue from continuing operations (excluding Mainsoft, which was classified as discontinued operations as of December 31, 2007) of $23.0 million, up 20.1% compared to $19.1 million for the second quarter last year. Adjusted non-GAAP income* (excluding the amortization of acquired technology and stock-based compensation) was $2.9 million, no change compared to the $2.9 million for the second quarter last year. Adjusted non-GAAP income per fully diluted share was $0.14 compared to $0.16 per diluted share in the year-ago period.

“BluePhoenix continues to deliver consistent year-over-year improvements in revenue, demonstrating the strong ongoing demand for our expertise and solutions,” said Arik Kilman, CEO of BluePhoenix Solutions. “We enter the second half of the year with the strongest near-term pipeline in our company’s history, both in terms of the number of deals and the aggregate revenue opportunity, in addition to a backlog that exceeds $100 million. Though our growth in 2008 thus far has been slowed somewhat by sporadic delays in the closing of deals and impacted our short-term visibility, we are benefiting from a 60% recurring revenue base, and this robust and growing pipeline. The demand for data modernizations and migrations is intact and our best-of-breed tools and solutions are well-positioned for sustainable long-term success.”

“The gradual weakening of the dollar in the past 12 months has had substantial impact on our operating expenses and P&L this year,” Mr. Kilman continued. “The shekel’s 20% appreciation against the U.S. dollar from June 30, 2007 to June 30, 2008 has been a partial offset to our bottom-line growth this year.”

Non-GAAP Results*	Q2/2008	Q2/2007	Q2/2006

Sales	23,029	19,172	15,171
Operating profit	2,641	3,129	1,724
Net Income	2,896	2,853	1,792

GAAP Results*	Q2/2008	Q2/2007	Q2/2006

Sales	23,029	19,172	15,171
Operating profit	(165)	(518)	1,428
Net Income from continued operation	90	(1,708)	912
Net Income	(8,262)	(1,765)	1,103

*Excluded MainSoft

Financial Highlights

—	Revenue increased 20.1% to $23.0 million from $19.1 million one year ago
—	Net income on a GAAP basis includes $8.4 million non-cash expenses related to the write-off of the Company’s holdings in Mainsoft.
—	The impact of the currency exchange rate, which includes a 20% devaluation of the US Dollar compared to the Israeli Shekel, resulted in approximately $900,000 impact on the company’s operating loss and a $0.04 impact on the non-GAAP earnings per share.
—	BluePhoenix completed the quarter with a backlog of $103 million, compared to $109 million as of March 31, 2008 and $105 million as of December 31, 2007.

Operational Highlights

—	Significantly expanded its collaboration with Microsoft on legacy modernization projects, providing customers moving their applications or databases to .NET-based environments the very best in both modernization services and technical support.
—	Announced the release of a revolutionary version of its Monarch modernization solution, Monarch 4.0, the fastest path available today for organizations who wish to expand or migrate their monolithic AS/400, iSeries, or System i green screen and web-faced RPG applications to the growing Microsoft .NET Framework.
—	Signed a partnership agreement with Capita Life & Pension Services, a division of Capita Group, one of the UK’s leading providers of integrated professional support service solutions. Under the partnership agreement, BluePhoenix will provide legacy modernization tools and services to one of Capita’s key contracts in support of their business transformation program.
—	ASNA, the company’s AS400 mainframe migration business experienced a 183% sequential increase in new bookings compared to the first quarter of 2008.

Subsequent to the Quarter:

—	Entered into a non-binding letter of intent to sell its interest in Mainsoft to an undisclosed third party for a cash payment of $1.7 million plus contingent consideration based on certain exit events, such as sale of holdings or qualified initial public offering. Terms will be agreed and disclosed upon execution of the definitive agreement for the sale.
—	Won a $1.1 million contract from the U.S. Department of Energy to migrate and modernize several key applications and databases to the Java/Oracle environment. This project will be executed in conjunction with BluePhoenix partner EES (Energy Enterprise Solutions), to whom BluePhoenix is serving as subcontractor.
—	Named Yaron Tchwella as President of BluePhoenix Solutions, Ltd., adding a 25 years of public company executive experience in the high technology industry with a proven ability to turn strategy and vision into business results.

Operating Results

GAAP operating loss was $165,000 in the quarter just ended compared to a loss of $518,000 for the second quarter last year. During the quarter, the Company recorded certain non-cash expenses for amortization and stock based compensation, which totaled $2.8 million. During the year-ago period, the non-cash expenses for amortization, stock-based compensation and non-cash compensation, as well as capitalization of software development costs, totaled $3.6 million.

Non-GAAP operating income for the quarter was $2.6 million as compared with non-GAAP operating income of $3.1 million during the year-ago period.

Net Income from continuing operation

GAAP net profit from continuing operation for the quarter ended June 30, 2008 was $90,000 compare to loss from continuing operation on a proforma basis of $1.7 million for the second quarter last year.

Non-GAAP net income from continuing operation for the quarter ended June 30, 2008 was $2.9 million, no change from the second quarter last year.

Earnings per share on a non-GAAP basis were $0.14 based on 20.9 million common shares outstanding. This compares to $0.17 based on 16.4 million shares outstanding in the year-ago period.

Effect of the devaluation of the US Dollar

As mentioned before, the impact of the currency exchange rate, which includes a 20% devaluation of the US Dollar compared to the Israeli Shekel, resulted in about $900,000 impact on the company’s operating and net loss and a $0.04 impact on the non-GAAP earnings per share.

Management Addition

As announced in a separate press release today, Yaron Tchwella has joined the Company as President, effective immediately. Mr. Tchwella brings to this position more than 25 years experience and leadership in the high technology industry. Most recently, he served as president of Comverse Inc., a world leader in providing value added services to more than 500 of the largest global telecommunication companies. In this role he had direct responsibility for defining and executing the company vision and strategy, and managing all financial, operational and organizational aspects.

Outlook

Mr. Kilman concluded, “We believe that our backlog and pipeline for new business will enable us to continue growing our revenues at a rate of approximately 20% per year. Accordingly, we are expecting revenue for 2008 of $92 million to $97 million. Taking into account the effect of the currency exchange rate, the growth in services as part of our revenue mix, and our ability to close deals directly ahead of us, we are forecasting our non-GAAP earnings per share for 2008 to be in a range of $0.55 and $0.70. The wide range in this forecast reflects our more tenuous view as to timings of near term revenue recognition, primarily based on longer sales cycles in our business. Legacy migration tools remain in high demand and our long-term prospects remain excellent.”

Non-GAAP FINANCIAL MEASURES

The release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, non-GAAP cost of revenues, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP net income and non-GAAP net income (loss) per share. These non-GAAP measures exclude the following items:

—	amortization of purchased intangible assets;
—	capitalization of research and development costs; and
—	equity-based compensation expense.

The presentation of these non-GAAP financial measures should be considered in addition to BluePhoenix’ GAAP results and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. BluePhoenix’ management believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain charges, gains and tax effects that may not be indicative of BluePhoenix’ core business operating results. BluePhoenix believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing BluePhoenix’ performance. These non-GAAP financial measures also facilitate comparisons to BluePhoenix’ historical performance and its competitors’ operating results. BluePhoenix includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP measures are reconciled to comparable GAAP measures in the table entitled “Reconciliation of GAAP to Non-GAAP.”

Conference Call:

Management will hold a conference call to discuss its 2008 second quarter financial results at 4:45 p.m. ET today, Monday, August 4, 2008.

Interested parties may access the call by calling 800-762-8973 from within the United States, or 480-248-5085 if calling internationally, approximately five minutes prior to the start of the call. A replay will be available through August 11, 2008 and can be accessed by dialing 800-406-7325 (U.S.), 303-590-3030 (Int’l), passcode 3901944.

This call is being web cast by ViaVid Broadcasting and can be accessed at BluePhoenix’s website at http://www.bluephoenixsolutions.com. The web cast may also be accessed at ViaVid’s website at http://www.viavid.net. The web cast can be accessed until September 5, 2008 on either site. To access the web cast, you will need to have the Windows Media Player on your desktop.

About BluePhoenix Solutions

BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, re-hosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informáticos, SDC Udvikling, TEMENOS, Toyota and Volvofinans. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact	Investor Contact
Varda Sagiv	Peter Seltzberg
BluePhoenix Solutions	Hayden Communications
+97299526100	(646) 415-8972
vsagiv @bphx.com	peter@haydenir.com

Financial Media Contact
Jeffrey Stanlis
Hayden Communications
(602) 476-1821
jeff@haydenir.com

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2008	2007*	2008	2007*
	Unaudited		Unaudited

Revenues	$23,029	$19,172	$47,064	$37,404

Cost of revenues	11,648	8,202	21,622	16,347

Gross profit	11,381	10,970	25,442	21,057

Research and development costs, net	4,754	2,959	9,602	5,453

Selling, general and administrative expenses	6,792	8,040	14,820	13,321

Restructuring expenses		489		489

Total operating expenses	11,546	11,488	24,422	19,263

Operating income (loss)	(165)	(518)	1,020	1,794

Financial (expenses) income, net	52	(1,228)	4	(3,259)

Other income	14		273	-

Income (loss) before taxes	(99)	(1,746)	1,297	(1,465)

Taxes on income (benefit)	(227)	6	(330)	124

	128	(1,752)	1,627	(1,589)

Minority interest	38	(44)	113	58

Net income (loss) from continued operation	$90	$(1,708)	$1,514	$(1,647)

Net income (loss) from discontinued operation	(8,352)	(57)	(8,572)	7

Net loss	$(8,262)	$(1,765)	$(7,058)	$(1,640)

Net earning per share:
Basic	$(0.39)	$(0.11)	$(0.34)	$(0.10)
Diluted	$(0.39)	$(0.11)	$(0.34)	$(0.10)

Weighted average common shares outstanding	20,951	16,381	20,885	15,631

Weighted average common shares assuming dilution	20,951	16,381	20,885	15,631

* Presented after reclassification of Mainsoft Inc. as discontinued operation.

RECONCILIATION OF GAAP TO NON-GAAP
(In thousands, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
	Unaudited		Unaudited

GAAP operating income (loss) from continued operation	$(165)	$(518)	$1,020	$1,794
Amortization of intangible assets	2,127	1,739	4,313	3,503
Acquisition related and integration charge		876		876
Restructuring		489		489
Depreciation of fix assets	-	-	-	199
Stock-based compensations	679	12	1,609	49
Capitalization of software development costs	-	(1,238)	-	(2,775)
Formula's shareholdings in BluePhoenix,offset again paid-in capital		1,769		1,769

Non-GAAP operating income	$2,641	$3,129	$6,942	$5,904

GAAP net income (loss) from continued operation	$90	$(1,708)	$1,514	$(1,647)

Amortization of intangible assets	2,127	1,739	4,313	3,503
Acquisition related and integration charge		876		876
Restructuring		489		489
Depreciation of fix assets		0		199
Stock-based compensations	679	12	1,609	49
Capitalization of software development costs		(1,238)	-	(2,873)
Formula's shareholdings in BluePhoenix,offset again paid-in capital		1,769	-	1,769
Non-cash financial and other expenses		914		2,504

Non-GAAP net income from continued operation	$2,896	$2,853	$7,436	$4,869

Shares used in diluted earnings per share calculation Non-GAAP	20,951	17,568	20,885	16,583

Non - GAAP Diluted Earning per share	$0.14	$0.16	$0.36	$0.29

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	June 30,	December 31,
	2008	2007*
	Unaudited

ASSETS

Current Assets:

Cash and cash equivalents	$19,395	$22,571
Marketable securities	464	668
Trade accounts receivable	27,526	22,233
Other current assets	3,907	2,163
Assets attributed to discontinued operation	5,628	17,100

Total Current Assets	56,920	64,735

Non-Current Assets:

Long-term trade receivable	-	512
Investment in affiliated company	207	207
Property and equipment, net	2,448	2,313
Goodwill	55,921	49,683
Intangible assets and other, net	25,106	29,408

Total Non-Current Assets	83,682	82,123

TOTAL ASSETS	$140,602	$146,858

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:

Convertible debentures	$-	$67
Trade accounts payable	4,791	3,673
Deferred revenues	4,998	5,453
Other current liabilities	13,898	16,365
Liabilities attributed to discontinued operation	4,248	7,146

Total Current Liabilities	27,935	32,704

Non-Current Liabilities

Accrued severance pay, net	1,647	1,549
Loans from others	51	135

Total Non-Current Liabilities	1,698	1,684

Minority interests	874	762

Shareholders' Equity	110,095	111,708

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$140,602	$146,858

* Presented after reclassification of Mainsoft Inc. as discontinued operation.

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended June 30,		Six months ended June 30,
	2008	2007*	2008	2007*
	Unaudited		Unaudited

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(8,262)	$(1,765)	$(7,058)	$(1,640)
Adjustments to reconcile net income to net cash provided by operating activities:
loss (income) from discontinued operation	8,352	57	8,572	(7)
Minority interests in profits of subsidiaries	38	(44)	112	58
Depreciation and amortization	2,388	1,810	4,728	3,846
Increase (decrease) in accrued severance pay, net	(18)	(1)	98	291
Gain on sale of property	-	11	-	8
Change in value of long term-loans and liabilities	-	416	-	1,639
Stock–based and non cash compensations	681	1,782	1,611	1,819
Deferred income taxes, net	(364)	-	(489)	-
Changes in operating assets and liabilities:
Marketable securities	(15)	563		1,009
Decrease (increase) in trade receivables	(2,144)	1,153	(3,996)	213
Decrease (increase) in other current assets	(1,067)	642	(1,187)	60
Increase (decrease) in trade payables	232	(942)	732	(194)
Increase (decrease) in other current liabilities and deferred revenues	702	(1,251)	(476)	(1,822)

Net cash provided by operating activities	523	2,431	2,647	5,280

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(39)	(139)	(488)	(316)
Proceeds from sale of property and equipment	-	-	-	8
Capitalization of research and development costs	-	(1,240)	-	(2,775)
Additional consideration of previously acquired subsidiaries and purchase of activity	(3,457)	(273)	(5,742)	(579)
Purchased of activity and newly-consolidated subsidiaries	(919)	(2,040)	(934)	(2,040)

Net cash used in investing activities	(4,415)	(3,692)	(7,164)	(5,702)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank credit, net	-	4,551	-	4,399
Repayment of long-term loans, net	(35)	(6,000)	(74)	(6,034)
Receipt of long-term loans		6,000		6,000
Purchase of Company's shares	(592)	-	(592)	-
Exercise of employee share options and warrants	387	1,288	2,007	2,477

Net cash provided by (used in) financing activities	(240)	5,839	1,341	6,842

NET CASH PROVIDED BY (USED IN) ONGOING OPERATION	(4,132)	4,578	(3,176)	6,420
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	23,527	9,909	22,571	8,067

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$19,395	$14,487	$19,395	$14,487

CASH FLOWS - DISCONTINUED OPERATION:
Cash flow provided by (used in) operating activity	1,038	(439)	(121)	2,102
Cash flow used in investment activity	(14)	(421)	(45)	(1,110)

NET CASH PROVIDED BY (USED IN) DISCONTINUED OPERATION	1,024	(860)	(166)	992

* Presented after reclassification of Mainsoft Inc. as discontinued operation.